Exhibit 99.1

Joint Filer Information

Name of Joint Filer:	PMV Consumer Delaware Management Partners LLC

Address of Joint Filer:	c/o PMV Consumer Acquisition Corp.
249 Royal Palm Way, Suite 503
Palm Beach, FL 33480

Relationship of Joint Filer to Issuer:	10% Owner

Issuer Name and Ticker or Trading Symbol:	PMV Consumer Acquisition Corp. [PMVC]

Date of Event Requiring Statement:
(Month/Day/Year):	9/21/2020